Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

Champion Homes, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s common stock, par value $0.0277 per share, is registered under Section 12(b) of the Exchange Act and is listed on the New York Stock Exchange under the symbol “SKY”.

The following is a summary of the material terms of the Company’s capital stock. This summary is not complete and is qualified by reference to the Company’s Second Amended and Restated Certificate of Incorporation, as amended (collectively, the “Certificate”), and the Company’s Amended and Restated By-Laws (the “By-Laws”). The Certificate and the By-Laws are filed as exhibits to the Company’s most recent Annual Report on Form 10-K and are incorporated by reference herein.

Common Stock

Our authorized capital stock consists of 115,000,000 shares of common stock, par value $0.0277 per share, of which 57,109,269 shares of common stock are issued and outstanding as of March 29, 2025.

Holders of our common stock are entitled to the following rights.

Voting Rights

Each share of common stock entitles the holder to one vote for each share of common stock held with respect to any matter presented at a regular or special meeting of shareholders on which the holders of common stock are entitled to vote. Our shares of common stock vote as a single class and all shares of common stock have equal and identical rights, privileges, powers, obligations, restrictions and voting rights.

A plurality vote shall be necessary to elect any director, and on all other matters, except as otherwise provided in our Certificate or our By-Laws or as required by law, the action or a question will be approved if the number of votes cast in favor of the action or question exceeds the number of votes cast opposing the action or question.

Dividend Rights

Holders of common stock will share equally on a per share basis in any dividend declared by our Board of Directors, subject to any statutory or contractual restrictions on the payment of dividends.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities.

Other Rights

Our shareholders have no subscription, redemption or conversion rights. Our common stock does not entitle its holders to pre-emptive rights for additional shares. All of the outstanding shares of our common stock are fully-paid and non-assessable.

Anti-takeover Provisions

Our Certificate and By-Laws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our Board of Directors the power to discourage transactions that some shareholders may

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Exhibit 4.1

favor, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that our shareholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

No Cumulative Voting

The Indiana Business Corporation Law (the “IBCL”) provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless the articles of incorporation specifically authorizes cumulative voting. Our Certificate does not authorize cumulative voting.

Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals

Our By-Laws provide that special meetings of the shareholders may be called by the Chairman of our Board of Directors, the vice chairman of the Board of Directors, or by the Board of Directors.

Our By-Laws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors. In order for any matter to be properly brought before a meeting, a shareholder will have to comply with the advance notice requirements. Our By-Laws allow our Board of Directors to adopt such rules and regulations for the conduct of the meetings as they may deem proper, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Corporation.

Exclusive Forum

Our By-Laws provide that, unless we consent in writing in advance to the selection of an alternative forum, the Circuit or Superior Courts of Marion County, State of Indiana, or the United States District Court in the Southern District of Indiana in a case of pendent jurisdiction, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of fiduciary duty owed by any Director, officer, employee, or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the IBCL, the Certificate, or the By-Laws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. The choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits with respect to such claims. However, it is possible that a court could rule that the provision is unenforceable or inapplicable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

WBD (US) 4904-0428-8577